

July 27, 2011

Via E-mail
Mr. Michael Bonney
President and Chief Executive Officer
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421

Re: Cubist Pharmaceuticals, Inc.
        Form 10-K for the Year Ended December 31, 2010
        Filed February 23, 2011
        Form 10-Q for the Quarterly Period Ended March 31, 2011
        Filed April 29, 2011
        File No. 000-21379

Dear Mr. Bonney:

        We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Commitments and Contingencies
Contractual Obligations, page 78

1. Please provide us a revised contractual obligations table to be included in future periodic reports that includes contingent obligations, such as milestones and contingent consideration on acquisitions. The table should be supplemented with a discussion of events that would trigger these contingent payments.

Notes to Consolidated Financial Statements
L. Commitments and Contingencies, page 134

2. You disclose that you have a fee arrangement with WilmerHale to pay them a fixed monthly fee over the course of your patent infringement lawsuit against Teva Pharmaceuticals and a potential additional payment based on the ultimate outcome of the lawsuit. Please provide us proposed disclosure to be included in future periodic reports of the range of the potential additional payment that you could make and the facts and circumstances that could trigger the additional payment.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to the Condensed Consolidated Financial Statements
A. Basis of Presentation and Accounting Policies
Revenue Recognition
Milestones, page 9

3. We refer to your policy "Milestone payments are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: (i) the milestone payments are non-refundable; (ii) there was substantive uncertainty at the date of entering into the arrangement that the milestone would be achieved; (iii) the milestone is commensurate with either the vendor's performance to achieve the milestone or the enhancement of the value of the delivered item by the vendor; (iv) the milestone relates solely to past performance; and (v) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone." Provide us proposed disclosure to be included in future periodic reports to clarify your policy as necessary to address the following:

- That your policy complies with ASC 605-28-25-2.c. which requires the milestone to be reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

- If by "vendor's" and "vendor" in item (iii) of your policy, whether you mean Cubist.

- How item (v) of your policy relates to ASC 605-28-25-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant